Halex Energy Corp.

United States Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

RE:	Halex Energy Corp. Amendment No. 5 to Registration Statement on Form S-1 Filed January 24, 2014 File No. 333-185956

Att:	Mara L. Ransom Assistant Director

Halex Energy Corp. (the “Company”) has received your comments dated February 6, 2014 regarding Amendment No. 5 to Registration Statement on Form S-1 filed on January 24, 2014. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the Commission.

Executive Compensation, page 59

1. Updated.

Thank you,

Jeff Lamberson,
President,
Halex Energy Corp.
916-293-6337
Info@halexenergy.com
02/07/2014